UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

ALBEMARLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

012653 10 1

(CUSIP Number)

Floyd D. Gottwald, Jr.

William M. Gottwald

John D. Gottwald

James T. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

John Owen Gwathmey, Esq.

David I. Meyers, Esq.

Troutman Sanders LLP

Troutman Sanders Building

1001 Haxall Point

Richmond, Virginia 23219

May 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012653 10 1	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,032,784
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

2,032,784
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,032,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.12%*
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 012653 10 1	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,709,482
8 SHARED VOTING POWER

3,192,983
9 SOLE DISPOSITIVE POWER

2,709,482
10 SHARED DISPOSITIVE POWER

3,192,983

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,902,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.15%*
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 012653 10 1	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,303,984
8 SHARED VOTING POWER

2,791,780
9 SOLE DISPOSITIVE POWER

1,303,984
10 SHARED DISPOSITIVE POWER

2,791,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,095,764
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.27%*
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 012653 10 1	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

James T. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,120,138
8 SHARED VOTING POWER

2,791,553
9 SOLE DISPOSITIVE POWER

1,120,138
10 SHARED DISPOSITIVE POWER

2,791,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,911,691
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.08%*
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 012653 10 1	Page 6 of 9

*	This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on February 23, 2001 with the Securities and Exchange Commission (the “SEC”) by Floyd D. Gottwald, Jr. and his sons, William M. Gottwald, John D. Gottwald and James T. Gottwald (collectively, the “Gottwalds”), as previously amended by Amendment No. 1 thereto filed with the SEC by the Gottwalds on March 31, 2003, Amendment No. 2 thereto filed with the SEC by the Gottwalds on October 20, 2004 and Amendment No. 3 thereto filed with the SEC by the Gottwalds on January 25, 2005 (such Schedule 13D as previously amended, the “Schedule 13D”), with respect to shares of common stock, $.01 par value (the “Common Stock”), of Albemarle Corporation (the “Issuer”). The purpose for the filing of this Amendment No. 4 is to update the reported holdings of the Issuer’s Common Stock by the Gottwalds. There is no agreement among the Gottwalds with respect to the voting or disposition of their shares of the Issuer’s Common Stock.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed on behalf of the Gottwalds.

(a)-(c) The business address of Floyd D. Gottwald, Jr. is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Floyd D. Gottwald, Jr. is Vice Chairman of the Board and Chairman of the Executive Committee of the Issuer.

The business address of William M. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of William M. Gottwald is Chairman of the Board of the Issuer.

The business address of John D. Gottwald is 1100 Boulders Parkway, Richmond, Virginia 23225. The present principal occupation/employment of John D. Gottwald is President and Chief Executive Officer of Tredegar Corporation (“Tredegar”). The address of Tredegar’s principal business office is 1100 Boulders Parkway, Richmond, Virginia 23225.

The business address of James T. Gottwald is 3600 River Road West, Goochland, Virginia 23063. The present principal occupation/employment of James T. Gottwald is farming.

(d)-(e) During the last five years, none of the Gottwalds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Gottwalds are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 4 relates only to the updating of shares of the Issuer’s Common Stock owned by the Reporting Persons.

CUSIP No. 012653 10 1	Page 7 of 9

Item 4.	Purpose of Transaction.

Except for occasional gifts and other transactions among family members, (i) the Gottwalds intend to hold for investment the shares of the Issuer’s Common Stock that they own and (ii) the Gottwalds have no present plans to acquire additional shares, or to dispose of any shares, of the Issuer’s Common Stock, but reserve the right to buy or sell from time to time.

The Gottwalds do not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (viii) any action similar to any of those described in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) 15,339,692 shares of Common Stock of the Issuer are owned beneficially by the Gottwalds, constituting 15.94% of such shares outstanding.1

(b) Number of shares as to which such persons have:

(i) sole power to vote or to direct the vote – 10,578,9122

(ii) shared power to vote or to direct the vote – 4,760,7803

(iii) sole power to dispose of or to direct the disposition of – 10,578,9122

(iv) shared power to dispose of or to direct the disposition of 4,760,7803

[1]

The filing of this statement on Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Exchange Act, the Gottwalds are the beneficial owners of the 4,760,780 shares described in Items 5(b)(ii) and (iv).

[2]

The sons of Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald, beneficially own 5,902,465 shares (6.15%), 4,095,764 shares (4.27%) and 3,911,691 shares (4.08%), respectively, of the Issuer’s Common Stock. The overlap in beneficial ownership caused by certain shared trust relationships has been eliminated in calculating the shares described in Items 5(a), (b)(i) and (b)(iii) above.

[3]

This amount does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plan of the Issuer for its employees for the benefit of employees other than the Gottwalds. It also does not include shares held by Frank Russell Trust Company, as Trustee for the Tredegar Corporation Retirement Savings Plan. Shares held by the Trustee under the Issuer’s savings plan for the benefit of the Gottwalds are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans of the Issuer and Tredegar Corporation are voted by the Trustees in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustees voting instructions, his or her shares are generally voted by the Trustees in accordance with the recommendations of the Issuer’s Board of Directors to its shareholders. Because the Gottwalds are executive officers, directors and the largest shareholders of the Issuer, they may be deemed to have the capacity to control any such recommendation of the Issuer’s Board of Directors.

CUSIP No. 012653 10 1	Page 8 of 9

(c) On May 1, 2007, each of William M. Gottwald and John D. Gottwald sold an aggregate of 100,000 shares of Common Stock and an aggregate of 400,000 shares of Common Stock, respectively, to the Issuer in privately negotiated transactions at a purchase price of $42.36 per share of Common Stock. The purchase price per share of Common Stock represented a price of $0.03 less than the average closing price of a share of the Common Stock, as determined by the Issuer’s Chief Financial Officer based on trade data provided by the New York Stock Exchange (as reported in the Wall Street Journal), for April 26, 2007 through April 30, 2007 (inclusive).

In addition, James T. Gottwald made the following open market sales during the past 60 days:

Date of Sale	Sale Price	Number of Shares
April 6, 2007	$42.54	17,000
April 10, 2007	$42.66	11,500
April 12, 2007	$43.18	12,300
April 13, 2007	$43.18	6,800
April 16, 2007	$43.31	8,900
April 16, 2007	$43.56	28,000
April 26, 2007	$42.40	28,500
May 3, 2007	$43.00	500

Other than these transactions and the acquisition of minor amounts of Common Stock pursuant to the employee benefit plans of the Issuer and the disposition of minor amounts of Common Stock as gifts, the Gottwalds have not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 4,760,780 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This statement on Schedule 13D is being filed on behalf of the Gottwalds because they could be deemed to be a group for purposes of Rule 13d-1(c) and this statement on Schedule 13D even though there is no agreement between or among them with respect to the purchase, sale or retention of the Issuer’s Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Gottwalds and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 4 to Schedule 13D.

CUSIP No. 012653 10 1	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2007

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

/s/ William M. Gottwald
William M. Gottwald

/s/ John D. Gottwald
John D. Gottwald

/s/ James T. Gottwald
James T. Gottwald

EXHIBIT INDEX

Exhibit 1	Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 4 to Schedule 13D.